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                                  Exhibit 9(a)

                         INCOME GROWTH MANAGEMENT, INC.
                      1300 SORRENTO VALLEY ROAD, SUITE 10B
                               SAN DIEGO, CA 92121

                                  March 9, 1999

Dear Limited Partner:

You may have received materials describing the offer (the "Offer") by Everest Investors 10, LLC, Everest Properties II, LLC and Blackacre Everest, LLC (collectively, the "Purchasers") to purchase up to 3,240 class A units ("Class A Units") and 7,530 original units of limited partnership interest ("Original Units") of Income Growth Partners, Ltd. X (the "Partnership") at a price of $500 per Class A Unit and $5 per Original Unit.

AFTER CAREFULLY REVIEWING THE OFFER, THE GENERAL PARTNERS BELIEVE THAT THE PRICE PER UNIT OFFERED TO YOU BY THE PURCHASERS IN THE OFFER MAY NOT FAIRLY COMPENSATE YOU FOR YOUR INTEREST IN THE PARTNERSHIP AND, THEREFORE, RECOMMEND THAT YOU DO NOT TENDER YOUR UNITS PURSUANT TO THE OFFER.

We believe that the Purchasers' underlying objective is to purchase your units at a substantial discount. In determining to recommend that Limited Partners do not tender their units in the Offer, the General Partners considered a number of factors, including, without limitation, the following:

    (1) The $5 per Original Unit price offered by the Purchasers is approximately 1.5% of the General Partner's estimate of net asset value of $328 per Original Unit. This estimated net asset value was calculated based on a recent restricted appraisal, which valued the Mission Park Apartments ("Mission Park") at $18,500,000 and the Shadowridge Meadows Apartments ("Shadowridge") at $14,600,000, excluding closing costs and liquidation and related expenses. The restricted appraisal updated the appraisal of Shadowridge made in August, 1997 and updated the appraisal of Mission Park made in March, 1994. The restricted appraisal dated March 1, 1999 was completed at the request of the General Partner in response to the tender offer and to help establish Class A Unit and Original Unit asset values for various trustees. The actual realizable value per Class A Unit and Original Unit upon a sale of the Partnership properties and liquidation of the Partnership would depend on many other factors, including the actual selling price of the property and Partnership selling and liquidation expenses, and there can be no assurance these estimated net asset values per unit will be realized.

    (2) The $500 per Class A Unit Offered by the Purchasers is approximately 63% of General Partner's estimate of the net asset value of $796 per Class A Unit based on the restricted appraisal discussed above. At liquidation, the Amended and Restated Agreement of Limited Partnership provides that the Class A Unitholders will be entitled to, after the payment of creditors and providing for reasonable reserves, any part of the accrued but unpaid preferred annual return of 12%, return of the original $250 per Class A Unit including any prior distributions, and an additional $500 per Class A Unit bonus. The Partnership in 1998 distributed approximately $311,950 to all Class A Unitholder which represents a 15.4% cash on cash return. The General Partner believes these distributions should continue to increase as long as Partnership revenues continue to increase as they had for the year ended December 31, 1998, and expenses do not increase. There can, however, be no assurance future distributions will increase or that they will not decrease or be eliminated.

    (3) The General Partner believes that the tender offer does not adequately reflect the substantial increase in operating income which the Partnership properties have achieved since successfully emerging from Chapter 11 Reorganization in 1995. In the 12 months ending December 31, 1998, operating income for the Partnership increased from approximately $432,146 to approximately $823,116, based on the unaudited financial



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    statements of the Partnership. Though there can be no assurances that
    Partnership revenues will continue to increase, the General Partner currently believes the current lack of construction of new apartment communities in Northern San Diego County, where the properties are located, and the continuing inflow of new residents into San Diego County indicates that the recent trend of increase in rental revenues should continue for a while.

    (4) Recent sales of Partnership Original Units between existing Limited Partners have been at $20 per unit.

    (5) The General Partner's general business plan for the next 36 months is to continue to increase rental revenues so that the Partnership can be in a position to refinance the Mission Park Apartments in approximately December of 2001 and retire the Class A Units. Assuming a successful refinancing and retirement of the Class A Units, on or about December 2001, the General Partner intends to have the Partnership begin distributing the Partnership's available cash flow to the Original Unitholders while the Partnership is preparing the properties for sale. There, however, can be no assurances as to the Partnership's ability to increase revenue, to obtain financing for the Partnership's properties at rates and terms which will allow the retirement of the Class A Unitholders and/or which would provide for distribution of cash flow, if any, to the Original Unitholders.

    (6) While the Partnership's Amended and Restated Limited Partnership Agreement allows for a $200 transfer fee, the General Partner has imposed a $40 fee in the past two fiscal years, and a $40 per transaction fee will apply to any transfers of Units. Therefore, net proceeds to each Limited Partner will be reduced by at least $40.

    (7) The tender of Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See Item 8--Certain Federal Income Tax Considerations.

IN SUMMARY, WE DO NOT BELIEVE THAT THE OFFER IS IN YOUR BEST INTEREST. WE RECOMMEND THAT YOU DO NOT TENDER ANY UNITS AND DO NOT SIGN THE FORMS SENT TO YOU BY THE PURCHASERS.

In arriving at their recommendation, the General Partners of the Partnership gave careful consideration to the factors described in the attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. This document contains important information relating to the Offer, and we urge you to read it carefully.

We will, of course, keep you informed of significant events concerning the Partnership. If you have any questions, please call Income Growth Management, Inc. at (619) 457-2750.

Very truly yours,



Income Growth Management, Inc.
General Partner

David Maurer
President



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